Filed Pursuant to Rule 433

Registration No. 333-137183

September 14, 2006

Anadarko Petroleum Corporation

Pricing Term Sheet

Issuer:	Anadarko Petroleum Corporation

Security:	Floating Rate Senior Notes due 2009

Aggregate Principal Amount Offered:	$2,000,000,000

Maturity Date:	September 15, 2009

Coupon:	Floating rate equal to three-month LIBOR (calculated as described in the preliminary prospectus supplement dated September 8, 2006) plus 0.40%, reset quarterly

Price to Public:	100% of face amount and $2,000,000,000

Net Proceeds:	99.65% of face amount and $1,993,000,000

Interest:	The record dates for interest will be every March 1, June 1, September 1 and December 1. The interest reset dates will be every March 15, June 15, September 15 and December 15. The initial interest period will be the periods from and including September 19, 2006 to, but excluding, December 15, 2006, and the subsequent interest periods will be the periods from and including an interest reset date to, but excluding, the next interest reset date.

Interest Payment Dates:	March 15, June 15, September 15 and December 15, commencing December 15, 2006

Redemption Provisions:	Callable at any time, in whole or in part, on or after March 15, 2008 at 100% of the principal amount of the notes being redeemed, plus accrued interest thereon to the redemption date.

Settlement Date:	September 19, 2006

CUSIP:	032511AW7

Ratings:	Baa2 by Moody’s Investors Service, Inc., BBB- by Standard & Poor’s Ratings Services , BBB by Fitch Ratings and BBB (high) by Dominion Bond Rating Service.

Pro Forma Ratio of Earnings to Fixed Charges for the six month period ended June 30, 2006:	3.23

The issuer has filed a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read that prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Credit Suisse Securities (USA) LLC, One Madison Avenue, Level 1B, New York, NY 10010, 212-325-2580; UBS Securities LLC, Attention: Fixed Income Syndicate, 677 Washington Blvd, Stamford, CT 06901, 888 722-9555 ext. 1088; Citigroup Global Markets Inc. at Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, N.Y. 11220, phone: 718-765-6732, fax: 718-765-6734; or Goldman, Sachs & Co., Attn: Prospectus Dept., 85 Broad Street, New York, NY 10004 , Fax: 212 902 9316 or email at prospectus-ny@ny.email.gs.com.